                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                               (Amendment No.   )





                                Ingersoll-Rand Co.
                                (Name Of Issuer)

                                   Common Par
                         (Title of Class of Securities)

                                    456866102
                                 (Cusip Number)



                                            (Continued on the following page(s))


                                Page 1 of 6 Pages

CUSIP No.   456866102                  13G                     Page 2 of 6 Pages

 Ingersoll Rand.

1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON. The Chase Manhattan Corporation - CMC SS # 13-2624428
                       The Chase Manhattan Bank - CMB SS # 13-4494650
                      For Ingersoll Master Trust Plan

2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)
                                                                             (B)

3                     SEC USE ONLY


4                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      The Chase Manhattan Corporation - Delaware
                       The Chase Manhattan Bank - New York

NUMBER                5         SOLE VOTING POWER
OF
SHARES                6         SHARED VOTING POWER
BENEFICIALLY                    Plan - 10,053,623
OWNED BY
EACH                  7         SOLE DISPOSITIVE POWER
REPORTING
PERSON                8         SHARED DISPOSITIVE POWER
WITH                             Plan - 10,053,623

 9                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON - 10,053,623

10                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES *

11                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               Plan -- 6.11 %

12                    TYPE OF PERSON REPORTING*
                                        CMC  - HC
                                        CMB  - BK
                                        Plan - ESOP


                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).Name of Issuer:
Ingersoll Rand Co.

Item 1(b).Address of Issuer's:
200 Chestnut  Ridge Road
Woodcliff Lake, New Jersey 07675


              Offices
Item 2(a).    Name of Person Filing:            This notice is filed by The Chase Manhattan Corporation
                                                (CMC) and its wholly owned subsidiary,
                                                The Chase Manhattan Bank (CMB ) and Ingersoll-Rand Master
                                                Trust (the Plan) and Trust created pursuant thereto
                                                (collectively, the Filing Persons)"

Item 2(b).    Address of Principal Business     CMC:  270 Park Avenue
              Office:                                 New York, NY 10017
                                                CMB : 270 Park Avenue
                                                      New York, NY 10017
                                                Plan -- Ingersoll-Rand Master
                                                Plan Trust c/o The Chase Manhattan Bank

Item 2(c).    Citizenship:                      CMC - Delaware
                                                CMB  - New York

Item 2(d).    Title of Class of Securities:     Common Par

Item 2(e).    CUSIP Number:                     456866102

                              INGERSOLL - RAND CO.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act.

        (b) [X] Bank as defined in Section 3(a)(6) of the Act.

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

        (h) [ ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a) Amount Beneficially Owned:
            As of December 31, 1998                     Plan - 10,053,623

        (b) Percent of Class:                           Plan - 6.11%

        (c) Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:

            (ii)  Shared power to vote or direct the vote:

The Plan Trust created pursuant thereto share the power to vote of 10,053,623 shares of Common Stock.

                               INGERSOLL-RAND CO.


            (iii) Sole power to dispose or to direct the disposition of:

            (iv)  Shared power to dispose or to direct the disposition of:

          The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 10,053,623 shares of Common Stock.

The 10,053,623 shares of Common Stock are held in the Trust created pursuant to the Ingersoll-Rand Master Plan Trust Agreement and dated October 1, 1994 between Chase as the Master Trustee (the Master Trustee) and Ingersoll- Rand Company, for the benefit of Participants in the Plan (Trust).

Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange and Common Stock beneficially owned by the Trust as directed by Participants in the Plan (the Participants).

For this purpose, each Participant acts in the capacity of a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, exchange and any other rights appurtenant to such stock.

Under the terms of the Trust, The Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Any allocated shares for which on instructions are received are voted by the Master Trustee in the same proportion as the shares of Common Stock for which instructions are received.

The administrators of the Plan may cause the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.


Item 5.    Ownership of Five Percent or Less of a Class:

           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

           Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3)
           (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.    Identification and Classification of Members of this Group:

           Not applicable

Item 9.    Notice of Dissolution of Group:

           Not applicable

         Ingersoll-Rand.

Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 12, 1999




The Chase Manhattan Bank                     THE CHASE MANHATTAN CORPORATION



/S/ Stuart A. Ruggles                        /S/ Anthony J. Horan
------------------------                     --------------------
Stuart A. Ruggles                            Anthony J. Horan
Trust Compliance Officer                     Corporate Secretary